Exhibit 99.99

Blue Moon Metals Inc.

Consolidated Financial Statements

For the years ended December 31, 2024 and 2023

(Expressed in Canadian dollars)

INDEPENDENT AUDITOR’S REPORT

To the Shareholders of

Blue Moon Metals Inc.

Opinion

We have audited the accompanying consolidated financial statements of Blue Moon Metals Inc. (the “Company”), which comprise the consolidated statements of financial position as at December 31, 2024 and 2023, and the consolidated statements of loss and comprehensive loss, cash flows, and changes in shareholders’ equity for the years then ended, and notes to the consolidated financial statements, including material accounting policy information.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2024 and 2023, and its financial performance and its cash flows for the years then ended in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

We conducted our audit in accordance with Canadian generally accepted auditing standards. Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are independent of the Company in accordance with the ethical requirements that are relevant to our audit of the consolidated financial statements in Canada, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained in our audit is sufficient and appropriate to provide a basis for our opinion.

Material Uncertainty Related to Going Concern

We draw attention to Note 1 of the consolidated financial statements, which indicates the Company’s operations have been primarily funded from equity financings and that the Company will continue to require additional funding to maintain its ongoing exploration and evaluation programs, property maintenance payments, and operations. As stated in Note 1, these events and conditions indicate that a material uncertainty exists that may cast significant doubt on the Company’s ability to continue as a going concern. Our opinion is not modified in respect of this matter.

Key Audit Matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the consolidated financial statements of the current year ended. These matters were addressed in the context of our audit of the consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

Except for the matter described in the Material Uncertainty Related to Going Concern section, we have determined that there are no other key audit matters to communicate in our auditor’s report.

Other Information

Management is responsible for the other information. The other information obtained at the date of this auditor's report includes Management’s Discussion and Analysis.

Our opinion on the consolidated financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the consolidated financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or our knowledge obtained in the audit, or otherwise appears to be materially misstated.

We obtained Management’s Discussion and Analysis prior to the date of this auditor’s report. If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

Responsibilities of Management and Those Charged with Governance for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with IFRS Accounting Standards, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the Company's ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Company's financial reporting process.

Auditor's Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Canadian generally accepted auditing standards will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with Canadian generally accepted auditing standards, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

●	Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.
●	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control.
●	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.
●	Conclude on the appropriateness of management's use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company's ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor's report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor's report. However, future events or conditions may cause the Company to cease to continue as a going concern.
●	Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.
●	Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Company to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the consolidated financial statements of the current year ended and are therefore the key audit matters. We describe these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

The engagement partner on the audit resulting in this independent auditor’s report is Zachary Faure.

Vancouver, Canada	Chartered Professional Accountants

April 11, 2025

Blue Moon Metals Inc.

Consolidated Financial Statements

(Expressed in Canadian dollars)

Consolidated Statements of Financial Position as at

		December 31, 2024	December 31, 2023
	NOTE	$	$
ASSETS
Cash		3,001,720	355,343
Restricted cash	15b	27,006,386	13,864
Other receivables and prepaid expenses	5	251,802	9,173
Deferred share issuance costs	8b	417,101	-
Deferred acquisition costs	7	527,744	-
Marketable securities	4b	467,500	-
CURRENT ASSETS		31,672,253	378,380

Mineral property interests	4	698,007	698,007
Property, plant and equipment		2,684	-
ASSETS		32,372,944	1,076,387

LIABILITIES
Accounts payable and accrued liabilities	6	902,700	36,918
Due to related parties	10	-	158,000
Subscription receipts	8b	27,000,084	-
Other liabilities – current	9b	7,295	-
CURRENT LIABILITIES		27,910,079	194,918

Other liabilities – non-current	9b	6,079	-
LIABILITIES		27,916,158	194,918

SHAREHOLDERS’ EQUITY
Share capital	8	16,455,925	12,525,301
Contributed surplus	8	1,714,965	1,574,516
Deficit		(13,714,104)	(13,218,348)
SHAREHOLDERS’ EQUITY		4,456,786	881,469

LIABILITIES AND SHAREHOLDERS’ EQUITY		32,372,944	1,076,387

Subsequent events (Note 16)

Approved by the Board of Directors on April 11, 2025

/s/ “Christian Kargl-Simard”	/s/ Karin Thorburn

Christian Kargl-Simard, Director	Karin Thorburn, Director

The accompanying notes form an integral part of these consolidated financial statements

Blue Moon Metals Inc.

Consolidated Financial Statements

(Expressed in Canadian dollars)

Consolidated Statements of Loss and Comprehensive Loss

		2024	2023
For the years ended December 31,	Note	$	$
Employee benefits	10	146,625	-
Professional and consulting fees	10	150,933	121,579
Share based compensation	10	174,737	-
General exploration expenses	4d	448,762	123,270
Filing and regulatory fees		53,987	54,713
General administrative costs		20,678	16,612
Shareholder communication and travel		48,550	12,580
Foreign exchange loss (gain)		4,620	(648)
Gain on sale of mineral interest	4b	(340,000)	-
Unrealized gain on marketable securities	4b	(127,500)	-
Other income	4e	(50,000)	-
Interest expense	10	2,173	14,492
Interest income		(37,809)	(1,742)

LOSS AND COMPREHENSIVE LOSS		495,756	340,856

Basic and diluted loss per common share		0.14	0.16

Weighted average number of common shares outstanding – basic and diluted		3,575,832	2,175,330

The accompanying notes form an integral part of these consolidated financial statements

Blue Moon Metals Inc.

Consolidated Financial Statements

(Expressed in Canadian dollars)

Consolidated Statements of Cash Flow

	2024	2023
For years ended December 31,	$	$
OPERATING ACTIVITIES
Loss and comprehensive loss	(495,756)	(340,856)

Items not affecting cash
Share-based payments	174,737	-
Gain on sale of mineral interest	(340,000)	-
Unrealized gain on marketable securities	(127,500)	-
Accrued interest income	(15,366)

Change in non-cash working capital items	184,063	33,208

CASH USED IN OPERATING ACTIVITIES	(619,822)	(307,648)

INVESTING ACTIVITIES
Expenditures on property, plant and equipment	(2,684)	-
Deferred acquisition cost	(171,867)	-

CASH USED IN INVESTING ACTIVITIES	(174,551)	-

FINANCING ACTIVITIES
Proceeds from common shares issued, net	3,758,298	782,290
Proceeds from subscription receipts	27,000,084	-
Proceeds from stock options exercised	45,000	-
Deferred share issuance cost	(302,937)	-
Repayment of loan	(65,000)	(135,000)
Interest paid on loan	(2,173)	(14,492)

CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	30,433,272	632,798

CHANGE IN CASH AND RESTRICTED CASH	29,638,899	325,150

Cash and restricted cash – beginning	369,207	44,057

CASH AND RESTRICTED CASH - ENDING	30,008,106	369,207

Supplemental Disclosure with Respect to Cash Flows (Note 12)

The accompanying notes form an integral part of these consolidated financial statements

Blue Moon Metals Inc.

Consolidated Financial Statements

(Expressed in Canadian dollars)

Consolidated Statements of Changes in Shareholders’ Equity

				Contributed		Shareholders’
		Number of	Share Capital	Surplus	Deficit	Equity
	Note	Shares	$	$	$	$
January 1, 2023		1,480,809	11,743,011	1,574,516	(12,877,492)	440,035

Private placement		1,159,600	795,740	-	-	795,740
Private placement issuance costs	8b	-	(13,450)	-	-	(13,450)
Loss and comprehensive loss	8b	-	-	-	(340,856)	(340,856)

DECEMBER 31, 2023		2,640,409	12,525,301	1,574,516	(13,218,348)	88,469

Private placement	8b	3,640,003	3,924,009	-	-	3,924,009
Private placement issuance costs	8b	-	(59,299)	-	-	(59,299)
Option exercise		45,000	65,914	(20,914)	-	45,000
Share-based compensation		-	-	161,363	-	161,363
Loss and comprehensive loss		-	-	-	(495,756)	(495,756)

DECEMBER 31, 2024		6,325,412	16,455,925	1,714,965	(13,714,104)	4,456,786

The accompanying notes form an integral part of these consolidated financial statements

Blue Moon Metals Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024 and 2023

(Expressed in Canadian dollars)

1)     NATURE OF OPERATIONS AND GOING CONCERN

a)     Nature of operations

Blue Moon Metals Inc. (“Blue Moon” or the “Company”) is an exploration stage company which is focused on the exploration and development of mineral resource properties.

The Company was incorporated on January 15, 2007 under British Columbia’s Business Corporations Act. Its registered office is at 2700-1133 Melville Street, Vancouver BC V6E 4E5 and its head office is at 550-220 Bay Street, Toronto, Ontario, M5J 2W4.

The Company owns the zinc-silver-gold-copper Blue Moon project in California through its wholly owned subsidiary Keystone Mines Ltd. (“Keystone Mines”). On December 19, 2024, the Company signed share purchase agreements with Nussir ASA (“Nussir”) and Nye Sulitjelma Gruver AS (“NSG”) in Norway to acquire all the issued and outstanding common shares of Nussir and NSG in exchange for common shares of Blue Moon (“Blue Moon Shares”) (the “Nussir Transaction” and the “NSG Transaction”) respectively. See Note 16 for more details.

On March 14, 2025, the Company completed a 10:1 share consolidation. All references to the number of shares and per share amounts have been retroactively restated to reflect the consolidation.

The Company’s consolidated financial statements were authorized for issue by the Board on April 11, 2025.

b)     Going concern

The nature of the Company’s operations requires significant expenditures for the acquisition, exploration, and evaluation of mineral properties. To date, the Company has not received any revenue from mining operations and is considered to be in the exploration stage. The Company’s operations have been primarily funded from equity financings. The Company will continue to require additional funding to maintain its ongoing exploration and evaluation programs, property maintenance payments, and operations.

These consolidated financial statements have been prepared using IFRS Accounting Standards applicable to a going concern, which assumes the realization of assets and settlement of liabilities in the normal course of business as they come due. The Company’s ability to continue as a going concern is dependent upon its ability to obtain additional funding from equity transactions or through other arrangements.

As at December 31, 2024, the Company has $3,001,720 (2023: $355,343) in cash. In addition, it has $27,006,386 (2023: $13,864) in restricted cash, almost all of those being held with an escrow agent for the financing which was undertaken at the same time as the Nussir and NSG Transactions (the “Concurrent Financing”) for gross proceeds of $30,000,093.

The Company has been successful in securing financing in the past, but there can be no assurance that it will be able to do so in the future. These material uncertainties cast significant doubt upon the Company’s ability to continue as a going concern.

These consolidated financial statements do not reflect the adjustments to the carrying values of the assets and liabilities and the reported expenses and statement of financial position classifications that might be necessary were the Company not able to continue as a going concern.

c)     Reclassification

Certain comparative balances have been reclassified to conform to the current year’s financial statement presentation. These adjustments have been made for presentation purposes only and do not impact on the prior year’s reported results.

Blue Moon Metals Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024 and 2023

(Expressed in Canadian dollars)

2)     BASIS OF PRESENTATION

a)     Compliance with International Financial Reporting Standards

These consolidated financial statements have been prepared in accordance with IFRS Accounting Standards (“IFRS”).

These consolidated financial statements have been prepared on a historical cost basis, except for certain items at fair value. Additionally, these consolidated financial statements have been prepared using the accrual basis of accounting, except for cash flow information. All amounts are expressed in Canadian dollars, unless otherwise stated.

b)     Critical accounting policies

Significant Judgments

The preparation of these consolidated financial statements requires the Company to make significant judgments in applying the Company’s accounting policies and the basis of consolidation. These include but are not limited to the following:

Going concern: The assumption of the going concern of the Company as discussed in Note 1(b) above.

Estimations and assumptions

Significant assumptions about the future and other sources of estimation uncertainty that management has made at the end of the reporting period, that could result in a material adjustment to the carrying amounts of assets and liabilities in the event that actual results differ from assumptions made, relate to, but are not limited to, the following:

i)     Exploration and Evaluation Assets

The carrying amount of the Company’s exploration and evaluation assets properties does not necessarily represent present or future values, and the Company’s exploration and evaluation assets have been accounted for under the assumption that the carrying amount will be recoverable. Recoverability is dependent on various factors, including the discovery of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the development and upon future profitable production or proceeds from the disposition of the mineral properties themselves. Additionally, there are numerous geological, economic, environmental and regulatory factors and uncertainties that could impact management’s assessment as to the overall viability of its properties or to the ability to generate future cash flows necessary to cover or exceed the carrying value of the Company’s exploration and evaluation assets.

ii)     Share-based Payments

The estimation of share-based payments includes estimating the inputs used in calculating the fair value for share-based payments expense included in profit or loss and share-based share issuance costs included in equity. Share-based payments expense and share-based share issuance costs are estimated using the Black-Scholes options-pricing model as measured on the grant date to estimate the fair value of stock options. This model involves the input of highly subjective assumptions, including the expected price volatility of the Company’s common shares, the expected life of the options, and the estimated forfeiture rate.

iii)     Income Taxes

The estimation of income taxes includes evaluating the recoverability of deferred tax assets based on an assessment of the Company’s ability to utilize the underlying future tax deductions against future taxable income prior to expiry of those deductions. Management assesses whether it is probable that some or all of the deferred income tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income, which in turn is dependent upon the successful discovery, extraction, development and commercialization of mineral reserves. To the extent that management’s assessment of the Company’s ability to utilize future tax deductions changes, the Company would be required to recognize more or fewer deferred tax assets, and future income tax provisions or recoveries could be affected.

Blue Moon Metals Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024 and 2023

(Expressed in Canadian dollars)

 3)    MATERIAL ACCOUNTING POLICIES

Basis of consolidation

These consolidated financial statements include the accounts of the Company and its 100% controlled subsidiary Keystone Mines. Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities. All significant inter-company transactions and balances have been eliminated.

Functional currency and presentation currency

These consolidated financial statements are presented in Canadian dollars (unless otherwise stated), which is the functional currency of the Company and its subsidiary.

Financial instruments

Classification

The Company determines the classification of its financial instruments at initial recognition. Upon initial recognition, a financial asset is classified as measured at: amortized cost, fair value through profit or loss (“FVTPL”), or fair value through other comprehensive income (“FVOCI”). The classification of financial assets is generally based on the business model in which a financial asset is managed and its contractual cash flow characteristics. A financial liability is classified as and measured at amortized cost or FVTPL.

A financial asset is measured at amortized cost if it meets both of the following conditions and is not designated as FVTPL:

●	it is held within a business model whose objective is to hold assets to collect contractual cash flows; and
●	its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

A debt investment is measured at FVOCI if it meets both of the following conditions and is not designated as FVTPL:

●	it is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets; and
●	its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

An equity investment that is held for trading is measured at FVTPL. For other equity investments that are not held for trading, the Company may irrevocably elect to designate them as FVOCI. This election is made on an investment-by-investment basis.

All financial assets not classified as measured at amortized cost or FVOCI as described above are measured at FVTPL. This includes all derivative financial assets. On initial recognition, the Company may irrevocably designate a financial asset that otherwise meets the requirements to be measured at amortized cost or at FVOCI as at FVTPL if doing so eliminates or significantly reduces an accounting mismatch that would otherwise arise.

Financial liabilities are measured at amortized cost, unless they are required to be measured at FVTPL (such as instruments held for trading or derivatives) or the Company has elected to measure them at FVTPL.

Blue Moon Metals Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024 and 2023

(Expressed in Canadian dollars)

Measurement

Initial measurement

On initial recognition, all financial assets and financial liabilities are measured at fair value adjusted for directly attributable transaction costs except for financial assets and liabilities classified as FVTPL, in which case the transaction costs are expensed as incurred.

Subsequent measurement

The following accounting policies apply to the subsequent measurement of financial instruments:

Financial assets and liabilities at FVTPL

These assets are subsequently measured at fair value. Net gains and losses, including any interest or dividend income, are recognized in profit or loss.

Financial assets and liabilities at amortized cost

These assets are subsequently measured at amortized cost using the effective interest method. The amortized cost is reduced by impairment losses. Interest income, foreign exchange gains and losses and impairment are recognized in profit or loss. Any gain or loss on derecognition is recognized in profit or loss.

Equity investments at FVOCI

These assets are subsequently measured at fair value. Dividends are recognized as income in profit or loss unless the dividend clearly represents a recovery of part of the cost of the investment. Other net gains and losses are recognized in OCI and are never reclassified to profit or loss.

Debt investments at FVOCI

These assets are subsequently measured at fair value. Interest income is calculated using the effective interest rate method, foreign exchange gains and losses and impairment are recognized in profit or loss. Other net gains and losses are recognized in OCI. On derecognition, gains and losses accumulated in OCI are reclassified to profit or loss.

Impairment of financial instruments

The Company assesses all information available, including on a forward-looking basis, the expected credit losses associated with its assets carried at amortized cost. The impairment methodology applied depends on whether there has been a significant increase in credit risk. To assess whether there is a significant increase in credit risk, the Company compares the risk of a default occurring on the asset as the reporting date, with the risk of default as at the date of initial recognition, based on all information available, and reasonable and supportive forward-looking information.

Mineral property interests and exploration expenditures

All direct costs related to the acquisition of exploration and evaluation assets are capitalized upon acquiring the legal right to explore a property. Exploration and evaluation expenditures incurred prior to the determination of the feasibility of mining operations and a decision to proceed with development, are charged to profit or loss as incurred.

In accordance with IAS 36 – Impairment of Assets, upon transition to the development stage the Company is required to assess the recoverable amount of development assets against its carrying amount.

Exploration and evaluation costs are expensed as incurred while the Company is in the process of exploring its mineral properties and has not yet determined whether these properties contain ore reserves that are economically recoverable. If and when the Company’s management determines that economically extractable proven or probable mineral reserves have been established, the subsequent costs incurred to develop such property, including costs to further delineate the ore body will be capitalized.

Blue Moon Metals Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024 and 2023

(Expressed in Canadian dollars)

Although the Company has taken steps to verify title to the properties in which it has an interest, in accordance with industry standards for properties in the exploration stage, these procedures do not guarantee the Company’s title. Property titles may be subject to unregistered prior agreements and noncompliance with regulatory requirements.

Impairment of assets

At the end of each reporting period, the Company reviews the carrying amounts of its mineral property interests to determine whether there is an indication that those assets have suffered impairment. If any such indication exists, the recoverable amount of the asset or cash-generating unit (“CGU”) is estimated in order to determine the extent of the impairment charge (if any).

The recoverable amount used for this purpose is the higher of the fair value less costs to sell, and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or CGU. For an asset that does not generate largely independent cash flows, the amount is determined for the CGU to which the asset belongs.

If the recoverable amount of an asset or CGU is estimated to be less than its recorded amount, the recorded amount of the asset or CGU is reduced to its recoverable amount. An impairment charge is recognized immediately in the consolidated statement of loss and comprehensive loss.

Where an impairment loss subsequently reverses, the carrying amount of the asset is increased to the revised estimate of its recoverable amount, to a maximum amount equal to the carrying amount that would have been determined had no impairment loss been recognized for the asset in prior years.

Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, deposits in banks and highly liquid investments with an original maturity of three months or less.

Restricted cash are deposits that are reserved for a specific purpose and is not available for immediate business use. As at December 31, 2024, the Company had restricted cash of $27,006,386 of which $27,000,084 (2023: $NIL) represented funds held with an escrow agent, while $6,302 (2023: $13,864) are in respect of bonds held by the Bureau of Land Management in California.

Share Capital

Common shares are classified as equity. Incremental costs directly attributable to the issue of common shares and stock options are recognized as a deduction from equity. Common shares issued for consideration other than cash, are valued based on their market value at the date the shares are issued.

The Company has adopted a residual value method with respect to the measurement of warrants attached to private placement units. The residual value method first allocates value to the more easily measurable component based on fair value and then the residual value, if any, to the less easily measurable component. The Company considers the fair value of common shares issued in the private placements to be the more easily measurable component and the common shares are valued at their fair value, as determined by the closing market price on the announcement date. The balance, if any, is allocated to the attached warrants. Any fair value attributed to the warrants is recorded as contributed surplus.

Loss per share

The basic loss per share is computed by dividing the loss by the weighted average number of common shares outstanding during the year. The diluted loss per share reflects the potential dilution of common share equivalents, such as the outstanding stock options and warrants, in the weighted average number of common shares outstanding during the year, if dilutive. The Company’s outstanding stock options and warrants could potentially dilute basic loss per share in the future but were not included in the calculation of diluted loss per share because they are antidilutive for the years ended December 31, 2024 and 2023.

Blue Moon Metals Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024 and 2023

(Expressed in Canadian dollars)

Share-based payments

The Company’s share compensation plan (the “Share Compensation Plan”) includes stock options (“Options”), restricted share units (“RSUs”) and deferred share units (“DSUs”). An individual is classified as an employee when the individual is an employee for legal or tax purposes (direct employee) or provides services similar to those performed by a direct employee.

Pursuant to the Share Compensation Plan, the Company grants Options to employees, directors and consultants in order to acquire shares of the Company for a given exercise price. The fair value of Options granted, estimated at the time of grant using the Black-Scholes option pricing model based on the terms of the Options, is recognized as a share-based payments expense with a corresponding increase in contributed surplus. Consideration paid on the exercise of stock options is credited to share capital and the fair value of the options is reclassified from contributed surplus to share capital. Under the Share Compensation Plan, RSUs can be granted. Each RSU represents a unit with the underlying value equal to the value of one common share of the Company, and vests over a specified period of service in accordance with the plan and can be equity or cash settled at the discretion of the Company. As the Company intends to settle for cash as long as its treasury permits it, they are valued at the share price prevailing at the time of grant and amortized as an expense over the vesting period and recorded as a liability with remeasurement to fair value at each subsequent reporting date up to and including the settlement date, with changes in fair value being recognized as expenses in the consolidated statements of earning (loss). Under the Share Compensation Plan, DSUs can be granted to Directors of the Company. Each DSU represents a unit equivalent in value to one common share of the Company and vests in accordance with the terms of the plan. The Company intends to settle all DSUs through the issuance of equity. As such, they are measured at fair value at the grant date and expensed over the vesting period in, with no subsequent measurement.

The fair value of the options granted is measured using the Black-Scholes Option Pricing Model which takes into account the terms and conditions upon which the options were granted. At each financial position reporting date, the amount recognized as an expense is adjusted to reflect the number of stock options that are expected to vest.

In situations where equity instruments are issued to non-employees and some or all of the goods or services received by the entity as consideration cannot be specifically identified, they are measured at fair value of the share-based payment. Otherwise, share-based payments are measured at the fair value of goods or services received.

Provisions

Provisions are recorded when a present legal or constructive obligation exists as a result of past events where it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made. The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the consolidated statement of financial position date, taking into account the risks and uncertainties surrounding the obligation. Where a provision is measured using the cash flows estimated to settle the present obligation, its carrying amount is the present value of those cash flows. When some or all of the economic benefits required to settle a provision are expected to be recovered from a third party, the receivable is recognized as an asset if it is virtually certain that reimbursement will be received and the amount receivable can be measured reliably.

Subscription receipts

Subscription receipts represent an obligation to issue shares upon the satisfaction of certain conditions. Upon receipt of proceeds from the issuance of subscription receipts, the corresponding liability is recognized on the statement of financial position until such conditions are fulfilled. The liability for subscription receipts is initially recognized at fair value. Subsequently, as the conditions for the conversion of subscription receipts into shares are met and the corresponding number of shares issued, the liability is reclassified to equity.

Blue Moon Metals Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024 and 2023

(Expressed in Canadian dollars)

Environmental expenditures

The operations of the Company may in the future be, affected by changes in environmental regulations, including those relating to future reclamation and site restoration. The likelihood of new regulations and their overall effect upon the Company are unknown and unpredictable. The Company plans to meet and, if possible, surpass standards set by legislation, by applying technically proven and economically feasible measures.

Environmental expenditures relating to ongoing environmental and reclamation programs are charged to operations, or are capitalized and amortized, depending on their future economic benefits, over the estimated remaining life of the related business operation, net of expected recoveries. Liabilities related to environmental protection and reclamation costs are recognized when the obligation is incurred and the fair value of the related costs can be reasonably estimated. This includes future removal and site restoration costs required by environmental law or contracts.

As at December 31, 2024 and 2023 the Company has no environmental liabilities.

Related parties

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control. Related parties may be individuals or corporate entities. A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties.

Income taxes

Current tax expense is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the end of the period, adjusted for amendments to tax payable for previous years.

Deferred tax assets and liabilities are computed by providing for temporary differences between the carrying amounts of assets and liabilities on the consolidated statements of financial position and their corresponding tax values, using the enacted or substantially enacted, income tax rates at each consolidated statement of financial position date. Deferred tax assets also result from unused losses and other deductions carried forward. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

New accounting policies adopted January 1, 2024

Amendments to IAS 1 – Classification of Liabilities as Current or Non-Current

In October 2022, the IASB issued amendments to IAS 1, Presentation of Financial Statements – Classification of Liabilities as Current or Non-Current Liabilities with Covenants. These amendments increase the disclosure required to enable users of financial statements to understand the risk that non-current liabilities with covenants could become repayable within 12 months. The amendments apply retrospectively for annual reporting periods beginning on or after January 1, 2024, with early application permitted and these have been applied with no material impact on the Company in the current reporting period.

New standards and interpretations not yet adopted

IFRS 18 – Presentation and Disclosure in Financial Statements

In April 2024, the IASB issued IFRS 18, which replaces IAS 1. IFRS 18 introduces a revised structure for the income statement, requiring presentation of income and expenses within operating, investing and financing categories and mandating specified subtotals. It also sets disclosure requirements for management-defined performance measures and provides enhanced guidance on aggregation and disaggregation in the financial statements and notes.

Blue Moon Metals Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024 and 2023

(Expressed in Canadian dollars)

IFRS 18 does not change the recognition or measurement of items, nor the classification of items within other comprehensive income. It is effective for annual reporting periods beginning on or after January 1, 2027, with retrospective application required and early adoption permitted. The Company is currently evaluating the impact of this standard on its consolidated financial statements.

Amendments to IFRS 9 and IFRS 7 – Classification and Measurement of Financial Instruments

In May 2024, the IASB issued amendments to IFRS 9 and IFRS 7 to clarify classification, measurement and disclosure requirements for financial instruments. The updates address the derecognition of financial liabilities settled electronically and provide guidance on assessing contractual cash flows for features such as ESG-linked terms under the solely payments of principal and interest criterion. New disclosure requirements were also introduced for contingent features and equity instruments designated at fair value through other comprehensive income.

In December 2024, further amendments were issued relating to contracts referencing nature-dependent electricity. These clarify the ‘own-use’ exception, cash flow hedge accounting and introduce new disclosure requirements.

The amendments are effective for annual periods beginning on or after January 1, 2026, with early application permitted. The Company is evaluating the impact of these amendments on its consolidated financial statements.

4)     MINERAL PROPERTY INTERESTS

a)     Blue Moon (California, USA)

The Blue Moon zinc-silver-gold-copper property comprises of patented and unpatented lode mineral claims in Mariposa County, California. The claims are subject to a 0.5% Net Smelter Royalty (“NSR”) capped at US$500,000, payable to a third party. Certain claims not subject to the NI 43-101 resource estimate are subject to a 3% NSR royalty capped at US$200,000 payable to an additional third party.

b)     Yava (Nunavut, Canada)

The Yava base metals property is located in Nunavut and consists of two mineral leases totaling 1,280 hectares. The mineral leases are subject to a 10% net profit interest (“NPI”) royalty which the Company has the right to purchase for $1,500,000. The Yava property was carried at $NIL for the years presented. On October 1, 2024, the Company disposed of its interests in the Yava property to Honey Badger Silver Inc. (“Honey Badger”, ticker symbol: TUF.V) in return for 4,250,000 common shares of Honey Badger, which has been classified as a financial asset measured at fair value through profit or loss and recorded a gain on sale of mineral interest of $340,000.

As at December 31, 2024, the fair value of the investment was $467,500, based on the closing market price of $0.11 per share. The change in fair value during the year resulted in an unrealized gain of $127,500, which has been recognized in the consolidated statement of loss and comprehensive loss.

c)     Mineral property costs

Blue Moon
$
December 31, 2023 and 2024	698,007

d)     General exploration expenses

	2024	2023
For the years ended December 31,	$	$
Claims costs	34,048	14,914
Camp operations	66,957	32,996
Engineering studies	208,207	-
Prospecting and geology	74,905	58,401
Permitting	64,645	16,959
TOTAL	448,762	123,270

Blue Moon Metals Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024 and 2023

(Expressed in Canadian dollars)

e)     Other Income

During the year ended December 31, 2024, the Company sold a corporate wide right of first refusal on any precious metal streams or royalties on Blue Moon’s properties for $50,000 which is presented as other income on the Statement of Loss and Comprehensive Loss.

5)     OTHER RECEIVABLES AND PREPAID EXPENSES

	2024	2023
For the years ended December 31,	$	$
Supplier advance	50,000	-
Canadian value added tax receivable	41,139	5,756
Other receivables	160,663	3,417
TOTAL	251,802	9,173

6)     ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	2024	2023
For the years ended December 31,	$	$
Accounts payable	400,891	19,418
Accrued liabilities and other	501,809	17,500
TOTAL	902,700	36,918

7)     DEFERRED ACQUISITION COSTS

At December 31, 2024, the Company has capitalized $527,744 of deferred acquisition costs related to the Nussir and NSG Transactions. These costs primarily consist of legal, advisory and due diligence expenses incurred in connection with the transaction.

It is expected these costs will be included in the total purchase consideration and allocated to the acquired assets upon closing of the transaction, refer to note 16(a) for more information.

8)     SHAREHOLDERS’ EQUITY

a)     Authorized share capital

The Company is authorized to issue an unlimited number of common shares without par value, unlimited Class “A” preferred shares with par value of $10 per share, and unlimited Class “B” preferred shares without par value. No preferred shares have been issued. The directors are authorized to fix the number of shares and to determine the designation, rights, privileges, restrictions, and conditions attached to the shares.

Blue Moon Metals Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024 and 2023

(Expressed in Canadian dollars)

b)     Common Shares

The following shows the Corporation’s issued and outstanding common shares and the prices at which the shares are issued.

	Number of	Weighted Average
	Common Shares	Share Price
Balance as at January 1, 2023	1,480,809
Shares issued under prospectus offering	1,159,600	$0.65
Balance as at December 31, 2023	2,640,409
Shares issued under private placement	2,640,000	$0.35
Unit Shares issued under Concurrent Offering	1,000,003	$3.00
Shares issued on exercise of options	45,000	$1.00
Balance as at December 31, 2024	6,325,412

On December 19, 2024, concurrent with the Nussir and NSG Transactions, the Company closed a brokered unit financing, issuing 1,000,003 units (the “Units”) at a price of $30.00 per Unit for gross proceeds of $30,000,093. Each Unit consists of one common share of Blue Moon (a “Unit Share”) and nine subscription units (“Subscription Units”) with 10% of the price per Unit allocated to the Unit Share and 90% of the price per Unit, $27,000,084, allocated to that of the Subscription Unit. Net proceeds from the Unit Shares were released to the Company upon closing and will not be returned to the subscribers in the event the escrow release conditions are not met. Net proceeds of the Subscription Units were held in escrow until the completion of the Transactions, when each Subscription Unit will convert into one common share of the Company without payment of additional consideration. Share issuance costs of $44,679 related to the Unit Shares were recorded while deferred share issuance costs of $417,101 related to the Subscription Receipts were recorded on the statement of financial position which were transferred to share issuance costs on the conversion of the Subscription Receipts to Common Shares on February 26, 2025.

On August 30, 2024, the Company issued 2,640,000 shares at a price of $0.35 per common share for gross proceeds of $924,000. The Company incurred issuance costs of $14,620.

On June 15, 2023, the Company issued 769,600 shares at a price of $0.65 per common share for gross proceeds of $500,240. The Company incurred unit issuance costs of $7,963.

On May 8, 2023, the Company issued 270,000 shares at a price of $0.65 per common share for gross proceeds of $175,500. The Company incurred unit issuance costs of $2,613.

On March 3, 2023, the Company issued 120,000 shares at a price of $1.00 per common share for gross proceeds of $120,000. The Company incurred unit issuance costs of $2,874.

Blue Moon Metals Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024 and 2023

(Expressed in Canadian dollars)

9)     WARRANTS, STOCK OPTIONS, RESTRICTED STOCK UNITS (“RSUs”), AND DEFERRED STOCK UNITS (“DSUs”)

a)     Warrants

The following table summarizes the Company’s warrants as of December 31, 2024 and 2023, and changes during the years ended December 31, 2024 and 2023.

		Weighted
		Average
	Warrants	Exercise Price
Balance as at January 1, 2023	295,895	$12.00
Expired unexercised	(99,515)
Balance as at December 31, 2023	196,380	$12.00
Expired unexercised	(196,380)	-
Balance as at December 31, 2024	-	$-

All warrants having expired during the year ended December 31, 2024, there is no warrant outstanding as at December 31, 2024. (2023: 196,380).

b)     Stock options

The Corporation’s Plan includes Options, RSUs and DSUs. Directors, officers, employees and consultants of the Company and of its subsidiaries are eligible to receive Options. The aggregate number of shares to be issued upon the exercise of all derivatives granted under the plan shall not exceed 10% of the issued shares of the Company at the time of granting the options. The maximum number of common shares optioned to any one optionee shall not exceed 5% of outstanding common shares of the Company. Options granted under the plan generally have a term of five years but may not exceed five years and typically vest over a five-year period or at terms to be determined by the directors at the time of grant. The exercise price of each option shall be determined by the directors at the time of grant but shall not be less than the price permitted by the policies of the stock exchange(s) on which the Company’s common shares are then listed.

A summary of the Company’s stock option activity is presented below:

		Weighted
(Expressed in Canadian dollars, except	Number of	Average Exercise
per share amounts)	Options	Price
Options outstanding, January 1, 2023	39,500	$5.20
Movement	-	-
Options outstanding, December 31, 2023	39,500	5.20
Granted	235,000	2.20
Exercised	(45,000)	1.00
Expired, unexercised	(48,000)	3.50
Balance as at December 31, 2024	181,500	$2.80

During the year ended December 31, 2024, the Corporation recorded share-based compensation expense of $83,116 (2023: $NIL) relating to stock options. 235,000 options were granted during the year ended December 31, 2024 (2023: NIL) and 48,000 options expired unexercised (2023: NIL) while 45,000 options (2023: NIL) were exercised for proceeds of $45,000.

Blue Moon Metals Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024 and 2023

(Expressed in Canadian dollars)

The weighted-average fair value of stock options granted during the year ended December 31, 2024, was estimated on the dates of grant to be $0.68 per option granted using the Black-Scholes option pricing model with the following assumptions:

	2024	2023
Expected life (years)	5.0	-
Risk-free interest rate (%)	3.0 - 3.6	-
Expected volatility (%)	115 – 216	-
Expected dividend yield (%)	-	-
Expected forfeitures (%)	-	-

Stock options outstanding and exercisable as at December 31, 2024, and 2023 are as follows:

			Weighted Average
	Number,	Number,	Remaining
	outstanding at	exercisable at	Contractual Life
Exercise prices ($/option)	December 31, 2024	December 31, 2024	(Years)
$1.00	55,000	18,333	4.02
$3.40	115,000	-	4.82
$5.00	11,500	11,500	0.75
Balance as at December 31, 2024	181,500	29,833	4.33

RSUs

The following table summarizes the Corporation’s RSUs as of December 31, 2024 and 2023, and changes during the years then ended:

		Weighted
(Expressed in Canadian dollars, except per	Number of	Average Value at
share amounts)	RSUs	Date of Grant
RSUs outstanding, January 1, 2023 and 2024	-	$-
Granted	37,500	3.40
Balance as at December 31, 2024	37,500	$3.40

Under the Corporation’s Plan, RSUs are granted to employees, directors and non-employees as approved by the Corporation’s Board of Directors. Each RSU represents a unit with the underlying value equal to the value of one common share of the Corporation, vests over a specified period of service in accordance with the plan and can be equity or cash settled at the discretion of the Corporation. RSUs granted to date vest over a period of three years. None of the RSUs granted have vested as of December 31, 2024.

On November 1, 2024, 37,500 RSUs were granted. As the Company intends to settle in cash, the cost of the RSUs is recognized as an other liability in the statement of financial position and as an expense in the consolidated statements of loss. The liability is re-measured to fair value at each reporting date with changes in fair value recognized in the consolidated statements of loss.

During the year ended December 31, 2024, an amount of $12,808 (2023: $NIL) relating to RSUs on grant date and an amount of $566 (2023: $NIL) as a result of remeasurement was recorded in stock-based compensation expense.

Blue Moon Metals Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024 and 2023

(Expressed in Canadian dollars)

DSUs

The following table summarizes the Corporation’s DSUs as of December 31, 2024 and 2023, and changes during the years then ended:

		Weighted
(Expressed in Canadian dollars, except per	Number of	Average Value at
share amounts)	DSUs	Date of Grant
DSUs outstanding, January 1, 2023 and 2024	-	$-
Granted	140,000	3.40
Balance as at December 31, 2024	140,000	$3.40

Under the Corporation’s Plan, DSUs are granted to directors as approved by the Corporation’s Board of Directors. Each DSU represents a unit with the underlying value equal to the value of one common share of the Corporation, vests over a specified period of service in accordance with the plan and is settled in common shares of the Corporation. DSUs granted to date vest over a period of one year. None of the DSUs granted have vested as of December 31, 2024.

On November 1, 2024, 140,000 DSUs were granted. As the Company intends to equity settle the awards, the cost of the DSUs is recognized as a component of contributed surplus in the statement of financial position and as an expense in the consolidated statements of loss. The fair value is not remeasured after the grant date. During the year ended December 31, 2024, an amount of $78,247 (2023: $NIL) relating to DSUs on grant date was recorded in stock-based compensation expense.

c)     Net loss per share

Basic and diluted net loss per share were calculated using the weighted average number of common shares for the respective periods. For loss periods, the diluted net loss per share was calculated using weighted average number of common shares outstanding for the respective periods without giving effect to dilutive stock options and RSUs since their inclusion would be anti-dilutive.

Weighted average number of shares	2024	2023
Basic and diluted weighted average number of shares outstanding	3,575,832	2,175,330

10)   RELATED PARTY TRANSACTIONS

Management Compensation

The Company’s related parties include its directors and officers, who are the key management of the Company. The remuneration of directors and officers during the years presented was as follows:

	2024	2023
For the year ended December 31,	$	$
Employee benefits	145,049	-
Consulting fees	43,500	84,000
Share-based payments	147,083	-

MANAGEMENT COMPENSATION	335,632	84,000

As at December 31, 2024, no amounts are due to related parties (2023: $93,000) of the Company. These amounts due to related parties in 2023 were unsecured, non-interest bearing and had no specific terms of repayment and were fully repaid in 2024.

Blue Moon Metals Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024 and 2023

(Expressed in Canadian dollars)

On November 2, 2018, the Company entered into a loan agreement with a director of the Company for the amount of $250,000. The Company was loaned an additional $15,000, $35,000 and $6,000 on January 9, 2019, March 21, 2019, and August 21, 2019, respectively, by the same director. The loans are unsecured and bear interest at 10% per annum. The principal value plus interest was originally payable on September 1, 2019. During the year ended December 31, 2022, the loan was extended until May 1, 2024 and the Company agreed to make principal payments of approximately $10,000 per month plus interest.

During the year ended December 31, 2024, the Company made principal and interest payments totaling $65,000 and $2,173, respectively (during the year ended December 31, 2023, the Company made principal and interest payments totaling $135,000 and $14,492, respectively) and repaid the entire loan in full. As at December 31, 2024, $NIL (December 31, 2023 – $65,000) was outstanding on the loan.

11)  SEGMENTED INFORMATION

The Company principally engages in the acquisition, exploration and development of mineral properties in the United States. The segment presented reflects the way in which management reviews its business performance. The Company’s primary business activity is the advancement of the Blue Moon property. All of the Company’s non-current assets and exploration costs are located and incurred within the United States, whereas materially all of the Company’s cash and general and administrative costs are held and incurred by the Canadian parent. The following is a summary of non-current assets by segment:

	December 31, 2024	December 31, 2023
	Mineral Properties	Mineral Properties
	$	$
United States	698,007	698,007
Canada	-	-

12)   SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

The changes in the Company’s non-cash working capital items relating to operating activities for the years indicated below are as follows:

	2024	2023
For the year ended December 31,	$	$
Changes in other receivables and prepaid expenses	(120,851)	3,761
Changes in accounts payable and accrued liabilities	395,741	(32,045)
Changes in due to related parties	(90,827)	61,492
CHANGE IN NON-CASH WORKING CAPITAL	184,063	33,208

	2024	2023
For the year ended December 31,	$	$
Interest paid	(2,173)	(14,492)
Income taxes paid	-	-
TOTAL	(2,173)	(14,492)

At December 31, 2024, accrued liabilities and other include $410,406 (December 31, 2023 - $NIL) related to deferred acquisition costs and deferred financing fees in connection with the Nussir and NSG Transactions.

Blue Moon Metals Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024 and 2023

(Expressed in Canadian dollars)

13)   INCOME TAXES

A reconciliation of income taxes at statutory rates with the reported taxes is as follows:

	2024	2023
For the year ended December 31,	$	$
Loss for the year	(495,756)	(340,856)

Expected income tax (recovery)	(134,000)	(92,000)
Change in statutory, foreign tax, foreign exchange rates and other	31,000	8,000
Permanent differences	30,000	-
Share issuance costs	(16,000)	(4,000)
Adjustment to prior years provision versus statutory tax returns	-	(2,000)
Expiry of non-capital losses	-	-
Change in unrecognized deductible temporary differences	89,000	90,000
TOTAL INCOME TAX EXPENSE (RECOVERY)	-	-

The significant components of the Company’s deferred tax assets that have not been included on the consolidated statement of financial position are as follows:

	2024	2023
For the year ended December 31,	$	$
Deferred tax assets (liabilities)
Mineral property interests	1,312,000	1,310,000
Property and equipment	-	1,000
Share issuance costs	22,000	17,000
Marketable securities	(17,000)	-
Allowable capital losses	3,000	3,000
Non capital losses available for future periods	1,658,000	1,558,000
	2,978,000	2,889,000
UNRECOGNIZED DEFERRED TAX ASSET	(2,978,000)	(2,889,000)
NET DEFERRED TAX ASSET	-	-

The significant components of the Company’s temporary differences, unused tax credits and unused tax losses that have not been included on the consolidated statement of financial position are as follows:

	2024		2023
	$	Expiry	$	Expiry
Mineral property interests	5,556,000	No expiry	5,447,000	No expiry
Property and equipment	-	No expiry	3,000	No expiry
Share issuance costs	81,000	2045 to 2048	63,000	2044 to 2047
Allowable capital losses	11,000	No expiry	11,000	No expiry
Non-capital losses available for future periods	6,027,000	2027 to 2044	5,782,000)	2027 to 2043
Canada	5,961,000	2027 to 2044	5,729,000	2027 to 2043
USA	66,000	No expiry	53,000	No expiry

Tax attributes are subject to review, and potential adjustment, by tax authorities.

Blue Moon Metals Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024 and 2023

(Expressed in Canadian dollars)

14)   CAPITAL MANAGEMENT

The Company is a mineral exploration and development company focusing on advancing the Blue Moon property. Its principal source of funds is the issuance of securities. The Company considers capital to be equity attributable to common shareholders, comprised of share capital, contributed surplus, and deficit. It is the Company’s objective to safeguard its ability to continue as a going concern so that it can continue to explore and develop its projects. As at December 31, 2024, certain conditions and events cast significant doubt upon the Company’s ability to continue as a going concern. Refer to note 1(b) for more information.

The Company manages its capital structure based on the funds available for its operations and makes adjustments for changes in economic conditions, capital markets and the risk characteristics of the underlying assets. To maintain its objectives, the Company may attempt to issue new shares, seek debt financing, acquire or dispose of assets or change the timing of its planned exploration and development projects. There is no assurance that these initiatives will be successful.

The Company monitors its cash position on a regular basis to determine whether sufficient funds are available to meet its short-term and long-term corporate objectives.

There has been no change in the Company’s capital management practices during the year. Blue Moon does not pay dividends. Neither the Company nor any of its subsidiaries is subject to externally imposed capital requirements.

15)   FINANCIAL INSTRUMENT RISK

The Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework. The Company has exposure to liquidity and credit risks from the use of financial instruments. The carrying value of the Company’s financial instruments consisting of cash, restricted cash, receivables, due to related parties, and accounts payable and accrued liabilities approximate fair value due to the short term nature of the instruments.

a)     Liquidity risk

Liquidity risk is the risk that the Company will be unable to meet its financial obligations as they come due. Certain conditions cast significant doubt on the Company’s ability to meet its financial obligations. Refer to note 1(b) for more information regarding the Company’s liquidity risk.

b)     Credit risk

The Company is exposed to credit risk on its cash, restricted cash and sales tax receivables. To reduce credit risk, substantially all cash is on deposit at Canadian chartered banks. Restricted cash are deposits held by the Bureau of Land Management (“BLM”) in Nevada and California as well as cash held at escrow agents. As at December 31, 2024, sales tax receivables was $41,139 (2023: $5,756). Restricted cash is comprised of bonds valued at $6,302 (2023: $13,864) held by the BLM as well as cash held at escrow agent of $27,000,084 (2023: $NIL). The Company’s exposure to credit risk is limited to the carrying amount of its cash, restricted cash and sales tax accounts receivable. Accordingly, the Company considers its exposure to credit risk minimal.

c)     Market Risk

Market risk is the risk of loss that may arise from changes in market factors such as interest rates, foreign exchange rates, and commodity and equity prices.

Interest rate risk

The Company has cash balances which are not subject to significant risks in fluctuating interest rates. The Company’s current policy is to invest excess cash in investment-grade short-term deposit certificates issued by its banking institutions. The Company periodically monitors the investments it makes and is satisfied with the credit ratings of its banks. An increase to interest rates by 1% would have an insignificant effect on the Company’s operations.

Blue Moon Metals Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024 and 2023

(Expressed in Canadian dollars)

Foreign currency risk

The Company is exposed to foreign currency risk on fluctuations related to cash, restricted cash, receivables, and accounts payable and accrued liabilities that are denominated in US dollars.

Sensitivity Analysis

The Company through a subsidiary operates in the United States and is exposed to exchange risk from changes in the US dollar. A 10% fluctuation in the US dollar against the Canadian dollar would have a minimal impact on the Company’s loss and comprehensive loss.

Market Price risk

i.      Equity price risk

The Company is exposed to equity price risk through fluctuations in the market price of its own common shares and its holding of equity securities. Equity price risk is defined as the potential adverse impact on the Company’s earnings, or ability to obtain equity financing, due to movements in individual equity prices or broader stock market movements.

In addition, the Company holds equity instruments which are held as marketable securities and are subject to equity price risk. The market price or value of these investments can vary from period to period.

ii.     Commodity price risk

Commodity price risk is defined as the potential adverse impact on earnings and economic value due to commodity price movements and volatilities. The Company closely monitors commodity prices of zinc, copper, lead, silver, individual equity movements, and the stock market to determine the appropriate course of action to be taken by the Company.

16)   SUBSEQUENT EVENTS

a)     Acquisition of Nussir and NSG

On February 26, 2025, the Company completed the acquisition of two brownfield projects in Norway – Nussir and Nye Sulitjelma Gruver. On closing Blue Moon issued a total of 29,776,149 common shares in Blue Moon to the shareholders of Nussir and NSG for 93.5% of the issued and outstanding shares of Nussir and 100% of the issued and outstanding shares of NSG.

b)     Acquisition of Øyen industrial land

On March 7, 2025, the Company completed the acquisition of all the issued and outstanding shares of Repparfjord Eiendom AS (“REAS”) from Wergeland Eigedom AS (“WG”), a private Norwegian company, together with associated ship-loading equipment and infrastructure related to aggregate mining, port area and adjacent properties to the Nussir project for NOK 180 million comprised of 4.2 million common shares and approximately US$7.2 million in cash. Pursuant to the arrangement, WG is to sublease part of the land for aggregate production in consideration for annual sublease payment fees, and to acquire agreed upon waste rock volumes from the Nussir project for a minimum price of NOK 15 per tonne.

c)     Subscription Receipt conversion and strategic investors

On February 26, 2025, on the closing of the Nussir and NSG transactions, 9,000,028 Subscription Receipts, issued as part of the December 19, 2024 unit financing were automatically converted into 9,000,028 common shares of the Company without payment of additional consideration.

Blue Moon Metals Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024 and 2023

(Expressed in Canadian dollars)

d)     Resumption of trading, graduation to Tier 1 on the TSXV and share consolidation

Trading of Blue Moon Shares was halted on November 27, 2024 following the announcement of the Nussir and NSG Transactions. The Transactions closed on February 26, 2025, upon which trading resumed on March 14, 2025. On the resumption of trade, the application for the graduation of the Company from Tier 2 to Tier 1 issuer status on the TSXV as well as a share consolidation on the basis of ten pre-consolidation Blue Moon Shares for one post-consolidation Blue Moon Share, were approved by the TSXV.

e)     Grant of options and DSUs to new officers and board members

On February 26, 2025, following the appointment of new officers for Blue Moon, 275,000 options were granted with an exercise price of $3.55 per stock option, exercisable for a period of five years from the date of grant and vesting over three years. On March 7, 2025, a total of 84,506 DSUs were awarded to independent members of the board of directors. The DSUs will vest upon the directors’ departure from the Company.

f)     Non-brokered placement

On February 26, 2025, the Company closed a non-brokered placement with an officer of the Company for gross proceeds of US$100,000. The placement was priced at $3.00 per share and the shares are subject to a statutory hold period of four months and one day from the date of issuance.

g)     Hartree Tranche 2

On March 7, 2025, the Company closed the second tranche of financing from Hartree Partners LP (“Hartree”), in connection with the Nussir and NSG Transactions. Hartree has purchased 1.75 million Blue Moon Shares at $3.00 per share for total proceeds of $5.25 million (the “Investment”). No finders fees are payable on the Investment, and the shares issued pursuant to the Investment are subject to a statutory 4 month and one day hold period from issuance.